51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")
#240 - 209 Carrall Street
Vancouver, BC  V6B 2J2

Item 2 Date of Material Change

March 31, 2026

Item 3 News Release

The news release dated April 1, 2026 was disseminated through Cision on April 1, 2026.

Item 4 Summary of Material Change

On March 31, 2026, the Company exchanged (the "Preferred Share Offering") loans owed to related parties into 1,200 series B convertible preferred shares (each, a "Series B Convertible Preferred Share"), with a stated value of US$1,000, for a purchase price of US$1,140,000 and a stated value of US$1,200,000.  The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

Item 5 Full Description of Material Change

5.1  Full Description of Material Change

The Company completed the Preferred Share Offering by issuing 1,200 Series B Convertible Preferred Shares, with a stated value of US$1,000, for a purchase price of US$1,140,000 and a stated value of US$1,200,000.  The Series B Convertible Preferred Shares have a dividend rate of 9% per annum and each Series B Convertible Preferred Share is eligible to be converted into common shares of the Company at 105% of the stated amount of the Series B Convertible Preferred Share and are convertible at US$1.975 per Share, subject to adjustment as provided for in the rights and restrictions of the Series B Convertible Preferred Shares.

The exchange of term loans from related parties into Series B Convertible Preferred Shares will increase the Company's shareholder's equity.

An insider of the companies that participated in the Preferred Share Offering  is considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and the issuance of the Series B Convertible Preferred Shares is considered to be a "related party transaction" within the meaning of MI 61-101 but is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

All securities issued in the Preferred Share Offering are subject to a statutory hold period of four months plus a day from the closing of the Preferred Share Offering in accordance with applicable securities legislation.

MI 61-101 Requirements

The issuance of the Series B Convertible Preferred Shares is a "related-party transaction" as such term is defined in MI 61-101.

The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a) a description of the transaction and its material terms:

See Item 4 above for a description of the Preferred Share Offering.

(b) the purpose and business reasons for the transaction:

The exchange of the term loans will increase the Company's shareholder's equity.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

The exchange of the term loans will increase the Company's shareholder's equity.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

FWP Holdings LLC ("FWP Holdings"), a private limited liability company owned by Fraser Atkinson, the Chief Executive Officer, Chairman and a director of the Company, exchanged CDN$1,078,222.32 into 818 Series B Convertible Preferred Shares.

0851433 B.C. Ltd. ("NumberCo"), a private company owned by Fraser Atkinson, the Chief Executive Officer, Chairman and a director of the Company, exchanged CDN$503,527.68 into 382 Series B Convertible Preferred Shares.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Series B Convertible Preferred Shares on the percentage of securities of the Company beneficially owned or controlled by Fraser Atkinson:

Name and Position	Dollar Amount of Loan	Number of Securities Issued	No. of Securities Held prior to the Issuance	Percentage of Issued and Outstanding Securities prior to the Issuance	No. of Securities Held After the Issuance	Percentage of Issued and Outstanding Securities After the Issuance
Fraser Atkinson Chairman and Director	CDN$1,581,750(1)	1,200 Series B Convertible Preferred Shares(2)	Undiluted: 1,364,605(3) Diluted: 6,539,207(4)	Undiluted: 27.13%(5) Diluted: 64.09%(6)	Undiluted: 1,364,605(3) Diluted: 7,146,802(7)	Undiluted: 27.13%(5) Diluted: 66.10%(8)

(1) CDN$1,078,222.32  was loaned from FWP Holdings and CDN$503,527.68 was loaned from NumberCo.

(2) 818 Series B Convertible Preferred Shares are held by FWP Holdings and 382 Series B Convertible Preferred Shares are held by NumberCo.

(3) Comprised of: (i) 536,230 common shares (each, a "Share") of the Company held directly; (ii) 2,857 Shares held in Atkinson Family Trust; (iii) 659,204 Shares held indirectly with FWP Acquisition Corp.; ("FWP Acquisition"), a private company owned by Fraser Atkinson, (iv) 6,818 Shares held indirectly with FWP Holdings; (v) 85,031 Shares held indirectly with Koko Financial Services Ltd. ("Koko"), a private company owned by Fraser Atkinson; (vi) 70,893 Shares indirectly with KFS Capital LLC ("KFS"), a private company owned by Fraser Atkinson; (vii) 1,786 Shares held indirectly through H. Atkinson ITF SS Atkinson; and (viii) 1,786 Shares held indirectly through H. Atkinson ITF RR Atkinson.

(4) Comprised of: (i) an aggregate of 1,364,605 Shares held directly and indirectly; (ii) 24,500 stock options, each of which is exercisable into one Share, of which 5,000 are exercisable at a price of $164.50 per Share until December 10, 2026, 6,000 are exercisable at a price of $38.00 per Share until February 14, 2028, 6,000 are exercisable at a price of $27.20 per Share until March 27, 2029 and 7,500 are exercisable at a price of $7.80 per Share until March 14, 2030; (iii) 54,348 Shares that may be issued on exercise of share purchase warrants held by FWP Acquisition, (iv) 3,467,621 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly through FWP Acquisition; (v) 109,146 Shares that may be issued on conversion of convertible debentures assuming the conversion price of US$0.99 held indirectly by Koko; and (vi) 1,518,987 Shares that may be issued on conversion of the Series B Convertible Preferred Shares assuming the conversion price of US$1.975 held indirectly by FWP Acquisition which are exercisable at a price of $4.60 per Share until May 14, 2027, all of which may be exercised within the next 60 days.

(5) Based on 5,029,321 Shares outstanding prior to and after the issuance of the Series B Convertible Preferred Shares.

(6) Based on 10,203,923 Shares comprised of: (i) 5,029,321 Shares outstanding prior to the issuance of the Series B Convertible Preferred Shares; (ii) 24,500 Shares that may be issuable on exercise of stock options of the Company held by Fraser Atkinson; (iii) 54,348 Shares that may be issuable on exercise of share purchase warrants held by FWP Acquisition; (iv) 3,467,621 Shares that may be issued on conversion of Debentures held indirectly through FWP Acquisition; (v) 109,146 Shares that may be issued on conversion of Debentures held indirectly by Koko; (vi) 1,518,987 Shares that may be issued on conversion of the Series B Convertible Preferred Shares held indirectly by FWP Acquisition, all exercisable within 60 days.

(7) Comprised of: (i) an aggregate of 1,364,605 Shares held directly and indirectly; (ii) all of the securities as set forth in footnote (4) above; (iii) 414,177 Shares that may be issued on conversion of the Series B Convertible Preferred Shares assuming the conversion price of US$1.975 held indirectly by FWP Holdings; and (iv) 193,418 Shares that may be issued on conversion of the Series B Convertible Preferred Shares assuming the conversion price of US$1.975 held indirectly by NumberCo, all of which may be exercised within the next 60 days.

(8) Based on 10,811,488 Shares comprised of: (i) 5,029,321 Shares outstanding after the issuance of the Series B Convertible Preferred Shares; (ii) 24,500 Shares that may be issuable on exercise of stock options of the Company held by Fraser Atkinson; (iii) 54,348 Shares that may be issuable on exercise of share purchase warrants held by FWP Acquisition; (iv) 3,467,621 Shares that may be issued on conversion of Debentures held indirectly through FWP Acquisition; (v) 109,146 Shares that may be issued on conversion of Debentures held indirectly by Koko; (vi) 1,518,987 Shares that may be issued on conversion of the Series B Convertible Preferred Shares held indirectly by FWP Acquisition; (vii) 414,177 Shares that may be issued on conversion of Series B Convertible Preferred Shares held indirectly by FWP Holdings; and (viii) 193,418 Shares that may be issued on conversion of Series B Convertible Preferred Share held indirectly by NumberCo, all exercisable within 60 days.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The board of directors approved the issuance of the Series B Convertible Preferred Shares, with Fraser Atkinson abstaining from voting on the issuance of Series B Convertible Preferred Shares. All of the independent directors of the Company, acting in good faith, determined that the Company was facing financial difficulty and that the transactions were designed to improve the financial position of the Company. The independent directors also determined that the terms of the Series B Convertible Preferred Shares were reasonable in the circumstances. A special committee was not established in connection with the approval of the loans and loan agreements, and no materially contrary view or abstention was expressed or made by any director.

(f) a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a debt settlement and subscription agreement dated March 31, 2026 with FWP Holdings, whereby FWP Holdings was issued 818 Series B Convertible Preferred Shares in settlement of CDN$1,078,222.32 of debt.

The Company entered into a debt settlement and subscription agreement dated March 31, 2026 with NumberCo, whereby NumberCo was issued 382 Series B Convertible Preferred Shares in settlement of CDN$503,527.68 of debt.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The issuance of the Series B Convertible Preferred Shares is considered to be a "related party transaction" within the meaning of MI 61-101, but is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101. The Company did not file a material change report more than 21 days before the anticipated closing date as the Company wished to close the transactions on an expedited basis for sound business reasons.

5.2  Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

April 9, 2026